UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 ___________________________
SCHEDULE 13D

Under the Securities Exchange Act of 1934
 ___________________________

Andeavor Logistics LP
(Name of Issuer)
 ___________________________
Common Units
(Title of Class of Securities)
03350F106
(CUSIP Number)
Molly R. Benson
Vice President, Chief Securities, Governance and Compliance Officer and Corporate Secretary
Marathon Petroleum Corporation
539 South Main Street
Findlay, Ohio 45840
(419) 422-2121
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 1, 2018
(Date of Event Which Requires Filing of this Statement)
___________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No: 03350F106

1	NAMES OF REPORTING PERSONS Marathon Petroleum Corporation I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 27-1284632
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 156,173,128
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 156,173,128
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 156,173,128
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.6%[1]
14	TYPE OF REPORTING PERSON HC; CO

1.
Based upon approximately 245,484,047 Common Units representing limited partner interests (“Common Units”) of the Issuer issued and outstanding as of October 11, 2018, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No: 03350F106

1	NAMES OF REPORTING PERSONS Andeavor LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 38-4084986
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 156,173,128
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 156,173,128
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 156,173,128
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.6%[1]
14	TYPE OF REPORTING PERSON OO

1.	Based upon approximately 245,484,047 Common Units issued and outstanding as of October 11, 2018, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No: 03350F106

1	NAMES OF REPORTING PERSONS Western Refining, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 20-3472415
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 156,173,128
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 156,173,128
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 156,173,128
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.6%[1]
14	TYPE OF REPORTING PERSON CO

1.	Based upon approximately 245,484,047 Common Units issued and outstanding as of October 11, 2018, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No: 03350F106

1	NAMES OF REPORTING PERSONS Giant Industries, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 86-0642718
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 156,173,128
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 156,173,128
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 156,173,128
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.6%[1]
14	TYPE OF REPORTING PERSON CO

1.	Based upon approximately 245,484,047 Common Units issued and outstanding as of October 11, 2018, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No: 03350F106

1	NAMES OF REPORTING PERSONS Western Refining Southwest, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 86-0218157
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 156,173,128
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 156,173,128
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 156,173,128
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.6%[1]
14	TYPE OF REPORTING PERSON CO

1.	Based upon approximately 245,484,047 Common Units issued and outstanding as of October 11, 2018, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No: 03350F106

1	NAMES OF REPORTING PERSONS Tesoro Refining & Marketing Company LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 76-0489496
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 88,624,852
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 88,624,852
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 88,624,852
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.1%[1]
14	TYPE OF REPORTING PERSON OO

1.	Based upon approximately 245,484,047 Common Units issued and outstanding as of October 11, 2018, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No: 03350F106

1	NAMES OF REPORTING PERSONS Tesoro Alaska Company LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 74-1646130
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 88,624,852
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 88,624,852
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 88,624,852
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.1%[1]
14	TYPE OF REPORTING PERSON OO

1.	Based upon approximately 245,484,047 Common Units issued and outstanding as of October 11, 2018, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No: 03350F106

1	NAMES OF REPORTING PERSONS Tesoro Logistics GP, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 27-4151395
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 88,624,852
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 88,624,852
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 88,624,852
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.1%[1]
14	TYPE OF REPORTING PERSON OO

1.	Based upon approximately 245,484,047 Common Units of the Issuer issued and outstanding as of October 11, 2018, with such figure provided to the Reporting Persons by the Issuer.

Introductory Note.
On October 1, 2018, Marathon Petroleum Corporation (“MPC”), a Delaware corporation, acquired Andeavor, a Delaware corporation, pursuant to the terms of the Agreement and Plan of Merger (as amended, the “Merger Agreement”), dated as of April 29, 2018, among MPC, Andeavor, Mahi Inc., a Delaware corporation and wholly owned subsidiary of MPC (“Merger Sub 1”), and Andeavor LLC (f/k/a Mahi LLC), a Delaware limited liability company and wholly owned subsidiary of MPC (“Merger Sub 2”). Pursuant to the Merger Agreement, Merger Sub 1 merged with and into Andeavor (the “First Merger”), with Andeavor surviving the First Merger as a wholly owned subsidiary of MPC. Promptly after the consummation of the First Merger, Andeavor merged with and into Merger Sub 2 (the “Second Merger” and, together with the First Merger, the “Merger”) with Merger Sub 2 surviving the Second Merger as a wholly owned subsidiary of MPC. As a result of the Merger and the Reporting Persons (as defined below) becoming wholly owned subsidiaries of MPC, MPC is the beneficial owner of approximately 156 million common units representing limited partnership interests (“Common Units”) in Andeavor Logistics LP (the “Issuer”) out of approximately 245 million common units outstanding as of October 11, 2018, representing an approximate 63.6% limited partner interest. MPC is also the beneficial owner of 100% of the equity interests of Tesoro Logistics GP, LLC, a Delaware limited liability company and the general partner of the Issuer (the “General Partner”).

Item 1.	Security and Issuer
This Schedule 13D relates to the Common Units of the Issuer. The Issuer’s principal executive office is located at 200 E. Hardin Street, Findlay, Ohio 45840.

Item 2.	Identity and Background
(a)    The reporting persons are:
(i)     MPC, which wholly owns Andeavor LLC. The name of each director and executive officer of MPC, and each individual’s principal occupation, is set forth on Schedule I to this Schedule 13D.
(ii)    Andeavor LLC;
(iii)    Western Refining, Inc. (“Western Refining”), a Delaware corporation that is wholly owned by Andeavor LLC;
(iv)    Giant Industries, Inc. (“Giant”), a Delaware corporation that is wholly owned by Western Refining;
(v)    Western Refining Southwest, Inc. (“WRSW”), an Arizona corporation that is wholly owned by Giant;
(vi)    Tesoro Refining & Marketing Company LLC (“Tesoro Refining”) and Tesoro Alaska Company LLC (“Tesoro Alaska”), Delaware limited liability companies that are directly and wholly owned by WRSW; and
(vii)    The General Partner. Tesoro Refining, Tesoro Alaska and WRSW collectively own 100% of the General Partner’s membership interests.
(b)    The business address of MPC, Andeavor LLC, Western Refining, Giant, WRSW, Tesoro Refining, Tesoro Alaska and each person listed in Schedule I is 539 S. Main Street, Findlay, Ohio 45840. The business address of the General Partner is 200 E. Hardin Street, Findlay, Ohio 45840.
(c)    MPC, Andeavor LLC, Western Refining and Giant are holding companies, the assets of which consist of direct and indirect ownership interests in, and the business of which is conducted substantially through, their subsidiaries. The principal business of Tesoro Refining and Tesoro Alaska is the refining and marketing of refined petroleum products. The principal business of WRSW is the refining and marketing of refined petroleum products and the operation of retail convenience stores. The General Partner serves as the general partner of the Issuer.

(d)    Within the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Schedule I, has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).
(e)    Within the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Schedule I, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
The Issuer is managed and operated by the board of directors and executive officers of the General Partner. Tesoro Refining, Tesoro Alaska and WRSW collectively own 100% of the General Partner’s membership interests and, collectively, have the right to appoint the entire board of directors of the General Partner (the “Board”). Accordingly, the General Partner is an indirect wholly owned subsidiary of MPC and MPC may be deemed to indirectly beneficially own the securities held by the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration
The information set forth in the Introductory Note of this report is incorporated herein by reference.
In the Merger, Andeavor stockholders received approximately $3.5 billion in cash and approximately 240 million shares of MPC common stock, par value $0.01 per share. MPC financed the cash portion of the merger consideration with cash on hand.

Item 4.	Purpose of the Transaction
(a) - (j) The information contained in Item 3 is incorporated into this Item 4 by reference.
On September 26, 2018, Raymond J. Bromark notified the Board that he would resign as a member of the Board, effective September 27, 2018, including any committees of the Board on which he served. Effective October 1, 2018, in connection with the Merger, Steven M. Sterin, Jeff A. Stevens and Michael E. Wiley resigned as members of the Board.
Effective October 1, 2018, concurrent with the closing of the Merger, Gregory J. Goff, Steven M. Sterin, and Kim K.W. Rucker, ceased to serve as officers of the General Partner. Effective October 1, 2018, following the closing of the Merger, the Board appointed Gary R. Heminger as Chief Executive Officer of the General Partner. Effective October 1, 2018, following the closing of the Merger, the Board appointed Don J. Sorensen as President of the General Partner. Effective October 1, 2018, following the closing of the Merger, the Board appointed Andrew Woodward as Vice President, Finance (principal financial officer) of the General Partner. Blane W. Peery continues to serve as principal accounting officer of the General Partner.
Effective October 1, 2018, following the closing of the Merger, the members of the General Partner entered into an amendment to the Third Amended and Restated Limited Liability Company Agreement of Tesoro Logistics GP, LLC and increased the size of the Board to ten members. Gary R. Heminger, Donald C. Templin, Timothy T. Griffith, Pamela K. M. Beall, Frank M. Semple and Michael J. Hennigan were appointed as members of the Board.
Effective October 1, 2018, Section 2 of the Issuer’s Certificate of Limited Partnership, as amended, and Article 2.3 of the Issuer’s Third Amended and Restated Agreement of Limited Partnership were amended to change the Issuer’s registered agent to The Corporation Trust Company and its registered office to 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. Article 2.3 of the Issuer’s Third Amended and Restated Agreement of Limited Partnership was also amended to change its principal place of business to 200 East Hardin Street, Findlay, Ohio 45840.
The Reporting Persons may, either directly or through one or more affiliates, from time to time or at any time and subject to market and general economic conditions and other factors, purchase additional Common Units in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of such Common Units now owned or hereafter acquired to one or more purchasers.

Item 5.	Interest in Securities of the Issuer
(a) The General Partner directly holds 88,624,852 Common Units. WRSW directly holds 67,548,276 Common Units. WRSW, Tesoro Refining and Tesoro Alaska collectively hold 100% of the membership interests of the General Partner and, consequently, may be deemed to indirectly hold the Common Units directly held by the General Partner. Giant owns 100% of WRSW, Western owns 100% of Giant, Andeavor LLC owns 100% of Western, and MPC holds 100% of the membership interests in Andeavor LLC. Accordingly, MPC, Andeavor LLC, Western Refining, and Giant may be deemed to indirectly beneficially own the Common Units directly held by WRSW and the General Partner.
(b) The information provided in Item 5(a) of this Schedule 13D and in Items 7 through 11 of the cover pages is incorporated herein by reference.
(c) Except as described herein or as set forth in Schedule I, none of the Reporting Persons nor any person listed on Schedule I has effected any transactions in the Issuer’s Common Units within the past 60 days.
(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover pages of this Schedule 13D and in this Item 5. None of the Reporting Persons have any knowledge of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Units held in the name of WRSW or the General Partner and reported herein.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The General Partner, as the sole general partner of the Issuer, together with WRSW, as limited partners of the Issuer, and all other limited partners of the Issuer, are party to the Third Amended and Restated Agreement of Limited Partnership of the Issuer dated as of December 1, 2017, as amended (the “Partnership Agreement”). Among other things, the Partnership Agreement sets forth the rights of the parties thereto with respect to distributions of cash, allocation of profits and losses, and voting rights. Subject to the terms and conditions of the Partnership Agreement, the General Partner and its affiliates have the right to cause the Issuer to register for resale under the Securities Act of 1933 and applicable state securities laws any Common Units that they hold.
Under the Amended and Restated Limited Liability Company Agreement of the General Partner, as amended (the “LLC Agreement”) the members of the General Partner have the right to designate or elect the members of the board of directors of the General Partner.
References to, and descriptions of, the Partnership Agreement and the LLC Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Partnership Agreement, as amended and filed herewith as exhibits, which is incorporated in its entirety in this Item 6.

Item 7.	Materials to be Filed as Exhibits
The following documents are filed as exhibits:

Exhibit No.	Description
99.1
Certificate of Limited Partnership of Andeavor Logistics LP, as amended through August 1, 2017 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K of the Issuer, filed on August 1, 2017)

99.2
Certificate of Amendment to Certificate of Limited Partnership of Andeavor Logistics LP, dated October 1, 2018 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K of the Issuer, filed on October 2, 2018)

99.3
Third Amended and Restated Limited Partnership agreement of Andeavor Logistics LP, dated December 1, 2017 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K of the Issuer, filed on December 1, 2017)

99.4
First Amendment to Third Amended and Restated Agreement of Limited Partnership of Andeavor Logistics LP, dated October 1, 2018 (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K of the Issuer, filed on October 2, 2018)

99.5
Certificate of Formation of Tesoro Logistics GP, LLC, dated December 3, 2010 (incorporated by reference to Exhibit 3.3 to the Registration Statement on Form S-1 of the Issuer, File No. 333-171525, filed on January 4, 2011)

99.6
Certificate of Amendment to the Certificate of Formation of Tesoro Logistics GP, LLC, dated October 1, 2018 (incorporated by reference to Exhibit 3.3 to the Current Report on Form 8-K of the Issuer, filed on October 2, 2018)

99.7
Third Amended and Restated Limited Liability Company Agreement of Tesoro Logistics GP, LLC, dated as of August 6, 2018 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K of the Issuer, filed on August 7, 2018)

99.8
Amendment to Third Amended and Restated Limited Liability Company Agreement of Tesoro Logistics GP, LLC, dated October 1, 2018 (incorporated by reference to Exhibit 3.4 to the Current Report on Form 8-K of the Issuer, filed on October 2, 2018)

99.9	Joint Filing Agreement

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 11, 2018

MARATHON PETROLEUM CORPORATION		WESTERN REFINING SOUTHWEST, INC.

By:	/s/ Molly R. Benson	By:	/s/ Molly R. Benson
Name:	Molly R. Benson	Name:	Molly R. Benson
Title:	Vice President, Chief Securities, Governance and Compliance Officer and Corporate Secretary	Title:	Vice President and Secretary

ANDEAVOR LLC		TESORO REFINING & MARKETING COMPANY LLC

By:	/s/ Molly R. Benson	By:	/s/ Molly R. Benson
Name:	Molly R. Benson	Name:	Molly R. Benson
Title:	Vice President and Secretary	Title:	Vice President and Secretary

WESTERN REFINING, INC.		TESORO ALASKA COMPANY LLC

By:	/s/ Molly R. Benson	By:	/s/ Molly R. Benson
Name:	Molly R. Benson	Name:	Molly R. Benson
Title:	Vice President and Secretary	Title:	Vice President and Secretary

GIANT INDUSTRIES, INC.		TESORO LOGISTICS GP, LLC

By:	/s/ Molly R. Benson	By:	/s/ Molly R. Benson
Name:	Molly R. Benson	Name:	Molly R. Benson
Title:	Vice President and Secretary	Title:	Vice President, Chief Securities, Governance & Compliance Officer and Corporate Secretary

SCHEDULE I
Information regarding each director and executive officer of Marathon Petroleum Corporation is set forth below. The business address for each director and executive officer is c/o Marathon Petroleum Corporation, 539 South Main Street, Findlay, Ohio, United States.

Marathon Petroleum Corporation
Name, Title	Principal Occupation	Citizenship	Transactions in Last 60 Days
Directors

Gary R. Heminger	Chairman and Chief Executive Officer Marathon Petroleum Corporation	U.S.	—

Abdulaziz F. Alkhayyal	Retired Senior Vice President, Industrial Relations Saudi Aramco	Saudi Arabia	—

Evan Bayh	Senior Advisor, Apollo Global Management	U.S.	—

Charles E. Bunch	Retired Chairman of the Board and CEO PPG Industries, Inc.	U.S.	—

Steven A. Davis	Former Chairman and Chief Executive Officer Bob Evans Farms, Inc.	U.S.	118.02[1]

Edward G. Galante	Former Senior Vice President and Member of the Management Committee of ExxonMobil Corporation	U.S.	—

Gregory J. Goff	Executive Vice Chairman Marathon Petroleum Corporation	U.S.	—

James E. Rohr	Retired Chairman and Chief Executive Officer The PNC Financial Services Group, Inc.	U.S.	—

Kim K.W. Rucker	Former Executive Vice President, General Counsel and Secretary of Andeavor	U.S.	—

J. Michael Stice	Dean, Mewbourne College of Earth & Energy University of Oklahoma	U.S.	—

John P. Surma	Retired Chairman and Chief Executive Officer United States Steel Corporation	U.S.	—

Susan Tomasky	Former President of AEP Transmission, a business division of American Electric Power Co.	U.S.	—

Executive Officers

Gary R. Heminger	Chairman and Chief Executive Officer	U.S.	—

Raymond L. Brooks	Executive Vice President, Refining	U.S.	—

Suzanne Gagle	General Counsel	U.S.	—

Gregory J. Goff	Executive Vice Chairman	U.S.	—

Timothy T. Griffith	Senior Vice President and Chief Financial Officer	U.S.	—

Thomas Kaczynski	Vice President, Finance and Treasurer	U.S.	—

Anthony R. Kenney	President, Speedway LLC	U.S.	—

C. Michael Palmer	Executive Vice President	U.S.	—

John J. Quaid	Vice President and Controller	U.S.	—

Donald C. Templin	President, Refining, Marketing and Supply	U.S	—

(1)	Common Units acquired on August 14, 2018 pursuant to a distribution reinvestment feature within a brokerage account.